June 16, 2025

John C. Rood
Chief Executive Officer
Momentus Inc.
3901 N. First Street
San Jose, CA 95134

       Re: Momentus Inc.
           Registration Statement on Form S-1
           Filed June 11, 2025
           File No. 333-287942
Dear John C. Rood:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenny O'Shanick at 202-551-8005 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Stephen C. Hinton